Standard BioTools Inc.

2 Tower Place, Suite 2000

South San Francisco, CA

December 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart

RE:	Standard BioTools Inc.
Registration Statement on Form S-4, as amended, File No. 333-275533
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Standard BioTools Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-275533) (as amended, the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on Friday, December 1, 2023 or as soon as possible thereafter.

The Company hereby authorizes Matthew J. Gardella, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Gardella at (617) 348-1735 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Mr. Gardella.

Very truly yours,

Standard biotools INC.

/s/ Jeffrey Black
Jeffrey Black
Chief Financial Officer

cc:	Standard BioTools Inc.
Michael Egholm, Ph.D., President and Chief Executive Officer
Agnieszka Gallagher, Esq., Senior Vice President and Chief Legal Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Matthew J. Gardella, Esq.